CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a) Name, Address, Occupation:
Doug Heher
DRA Projects SA (Pty) Ltd, DRA Minerals Park, 3 Inyanga Close, Sunninghill, 2157, South Africa
Project Manager

b) Title and Effective Date of Technical Report:
Definitive Project Plan for Phase 1 of the Asanko Gold Mine with an effective date of 13 November 2014, as amended and restated effective January 26, 2015.

c) Qualifications:
I graduated with a B.Sc. Engineering (Mechanical) degree from the University of KwaZulu Natal - Durban in 1992; I am a member of the following professional associations: Registered Professional Engineer with the Engineering Council of South Africa (ECSA – Reg. No. 990333). I have completed gold and other studies as summarized below. I have practiced my profession from 1997 to now. I have read the definition of "qualified person" set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101. My relevant experience, with respect to the Obotan Gold Project Feasibility Study Technical Report, includes 17 years as an engineer and seven years as a project engineer and study manager.

d) Site Inspection:
I have not visited the Project site.

e) Responsibilities:
I am responsible for: Sections 1, Section 2, Section 3, Section 4, Section 5, Section 6, Section 18,Section 19, Section 20, Section 21, Section 24, Section 25; Section 26; and Section 27.

f) Independence:
I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

g) Prior Involvement:
I have had no prior involvement with this project

h) Compliance with NI 43-101:
I have read National Instrument 43-101 and Form 43-101F1 and the above subsections of the Technical Report, for which I am responsible, have been prepared in compliance with same.

i) Disclosure:
As of the amended effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 26 January 2015

/s/ Doug Heher

Doug Heher
Project Manager

YEAR	CLIENT	COMMODITY	TYPE OF STUDY	PROJECT DESCRIPTION

Registration Number: 2005/042496/07
DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157
PO Box 3567 / Rivonia / South Africa / 2128
Telephone: +27 (0)11 202 8600

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DRA PROJECTS SA (PTY) LTD

2008	Red Island Minerals	Coal	PFS	PFS on Sakoa deposit in Madagascar incl. infrastructure
2008/9	Lonmin / Anglo JV	Platinum	DFS	Full process study incl. test work on the Pandora mine
2010	Confidential	Iron Ore / Coal	Concept	Bulk port on Yangtze river in China
2011	ENRC	Copper	Concept	3.6 Mtpa Copper Concentrator in the DRC
2011	ENRC	Copper	FS	3.6 Mtpa Copper Concentrator in the DRC
2012	ENRC	Copper	Execution	3.6 Mtpa Copper Concentrator in the DRC
2012	Frontier	Rare Earths	PFS	Zandkopsdrift study in Northern Cape (still in progress)
2012	CIC Energy	Coal	Concept	Capex estimate for complete coal complex in Botswana
2012	Keegan	Gold	PFS review	Review of 3rd party PFS for Esaase mine in Ghana
2012	Keegan	Gold	Concept	Trade Off Study for the Esaase mine in Ghana
2013	Asanko	Gold	PFS	Full PFS from mining to economics – Esaase Ghana
2014	Energizer	Graphite	DFS	Full DFS